MORGANS HOTEL GROUP
October 15, 2010
VIA EDGAR CORRESPONDENCE AND TELECOPY
Ms. Linda van Doorn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Morgans Hotel Group Co. Form 10-K for the year ended December 31, 2009, filed March 12, 2010 Definitive Proxy Statement, filed April 15, 2010 File No. 001-33738
Dear Ms. van Doorn,
On behalf of Morgans Hotel Group Co. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 30, 2010 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have restated each of your comments below followed by our responses thereto.
Form 10-K for the year ended December 31, 2009
Comment #1: Item 2. Properties, page 40.
We note your disclosure on page 41 that you have not included operating data for two properties because they are not currently Morgans Hotel Group branded hotels. It is not clear why the lack of branding makes the operating data irrelevant or immaterial considering you would earn revenues from managing the properties. Please clarify or provide us with such operating data and confirm that you will include operating data about all properties that you manage in future filings.
Response to Comment #1:
We began managing two non-branded properties, San Juan Water and Beach Club and Hotel Las Palapas, during the fourth quarter of 2009 and as of December 31, 2009, we had no ownership interest in either of these non-branded hotels.
Based on these facts, management believes that the revenues earned from managing these two properties were immaterial to the Company for the year ended December 31, 2009, and the operating statistics for these two properties were not meaningful given the limited time frame. We therefore did not include them in the “Item 2. Properties” table. Specifically, management fees earned from operating the San Juan Water and Beach Club and Hotel Las Palapas in 2009 were $45,912 and $12,659, respectively, which account for 0.3% and 0.08%, respectively, of management fees earned by the Company during the year ended December 31, 2009.

To the extent material, we confirm that we will disclose the operating data for all hotels that we manage and/or have an ownership interest in future filings.
Comment #2: Consolidated Balance Sheets, page F-2
We note that no portion of your debt has been classified as current, despite the fact that $364 million of mortgage debt was due on July 12, 2010. We also note from your disclosure on page F-28 that you had the option of extending the maturity date to October 15, 2011, but this was contingent on maintaining a defined debt coverage ratio, of which there could be no assurance. In addition, we note from page 20 of your June 30, 2010 Form 10-Q that you were only successful in extending the due date of the mortgages to September 12, 2010, yet the full amount was still classified as long-term debt on your balance sheet. Please tell us why amounts due within twelve months of the balance sheet have not been classified as a current liability.
Response to Comment #2:
Since the inception of our Company and consistent with industry practice, we have not presented a classified balance sheet. In future filings, we intend to continue that practice, but we will change the caption on the face of the balance sheet from “Long-term Debt and Capital Lease Obligations” to “Debt and Capital Lease Obligations.” The related footnote will continue to provide additional details regarding key terms of our debt, such as maturity.
Comment #3: Note 2. Summary of Significant Accounting Policies, page F-7; Goodwill, page F-8
We note that you aggregate goodwill associated with all owned hotels when analyzing potential impairment. Please tell us why you do not evaluate goodwill for impairment at the individual property reporting unit level. Refer to ASC 350-20-35-33 through 36.
Response to Comment #3:
The amount of goodwill recorded on our balance sheet was contributed to the Company during the initial public offering and no adjustments have been recorded to goodwill since the date of contribution. The goodwill relates to the Company’s single reporting unit, as defined in ASC 280-10-50.

Specifically, per ASC 350-20-35-34, a component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, ASC 350-20-35-35 states that two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. We considered paragraph 280-10-50-11 to determine if the components have similar characteristics. Specifically, paragraph 280-10-50-11 states:
“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities”
Management believes the Company has one operating business segment, as defined in ASC 280-10-50-11, and the components within the operating segment should be aggregated into one reporting unit. The components of the reporting unit have similar economic characteristics in that:
•	The nature of the product that the Company provides is hotel rooms (criteria “a”), which are similar from hotel to hotel.

•	All of the Company’s hotels use the same operating “processes” to service hotel guests (criteria “b”).

•	The Company’s customer base is similar across the hotel portfolio, as the Company operates boutique hotels classified in the upper upscale and luxury operating segments of the industry (criteria “c”).

•	The Company’s methods to distribute its services are similar at each hotel (criteria “d”). For example, the revenue management system employed is consistent across the portfolio.
As such, we analyze goodwill for impairment by aggregating the hotels in the Company’s portfolio into a single reporting unit.
Comment #4: Note 2. Summary of Significant Accounting Policies, page F-7; Impairment of Long-Lived Assets, page F-9.
We note from page F-29 that Clift is not operating at a profit and you do not know when you will be able to operate Clift profitably. In addition, we also note that a scheduled monthly rent payment was not made on March 1, 2010. Please tell us the carrying value of Clift, and given these circumstances, please tell us how you determined that an impairment charge was not deemed necessary.
Response to Comment #4:
As of December 31, 2009 the carrying value of the Clift asset was $77.3 million and the capital lease obligation was $83.2 million. The Company tested the Clift asset for impairment as of December 31, 2009 and concluded that the property was not impaired based on the expected undiscounted future cash flows over the estimated holding period.

In accordance with ASC 360-10, assets are reviewed periodically for impairment when events or changes of circumstances indicate that an asset’s carrying value may not be recoverable. We test for impairment by reference to the applicable asset’s estimated future cash flows and include net proceeds from the disposition of the property.
The hotel’s cash flows in the short-term were not sufficient to cover the then contractual ground lease payments. The Company discontinued subsidizing its subsidiary, Clift Holdings LLC, and Clift Holdings stopped making lease payments on March 1, 2010.
In September 2010, the Company, and subsidiaries of the Company, entered into a settlement and release agreement with the lessors which, among other things, effectively provides for the settlement of all outstanding litigation claims and disputes among the parties relating to defaulted rent payments due with respect to the ground lease for the Clift and reduces the lease payments due to the lessors for the period March 1, 2010 through February 29, 2012.
Comment #5: Note 5. Investments in and Advances to Unconsolidated Joint Ventures, page F-19; Mondrian South Beach, page F-22.
We note that you may have continuing obligations under a construction completion guarantee and you have an agreement to purchase approximately $14 million of condominium units at the Mondrian South Beach property. Please explain under what circumstances you would have to perform under the construction guarantee and purchase agreement, and whether any of these amounts have been accrued. Provide us with the disclosure you will include in future filings.
Response to Comment #5:
The scope of the construction completion guaranty has been limited. The joint venture partners only guarantee completion of the remaining work, which is defined as the completion of each of the 26 units on the 16th floor of the hotel so that each unit may be included in part of the condominium rental pool program, and payment of the cost of completing such work. Currently, the joint venture has not fulfilled the requirements to release the construction completion guarantee as there are remaining payables outstanding to vendors of approximately $4.8 million as of June 30, 2010. There are no outstanding liens on the hotel related to these unpaid liabilities. We believe that these payables will be resolved by the joint venture in the future.
After an event of default under the mortgage and mezzanine loans outstanding on Mondrian South Beach, a subsidiary of our Company and our joint venture partner are obligated to purchase selected condominium units, at agreed-upon sales prices, having aggregate sales prices equal to 1/2 of the lesser of $28.0 million (the face amount outstanding on the mezzanine loan) or the then outstanding principal balance of the mezzanine loan.  Our obligation, as a 50% joint venture partner, is $14.0 million. At the time this forward purchase guarantee was executed, the price per square foot for the selected units was set at a figure that was significantly less than market. Accordingly it is a purchase obligation arising only following an event of default and at a price that was set significantly below market.  The joint venture has extended the maturity of the mortgage and mezzanine debt on Mondrian South Beach for up to seven years until April 2017. The joint venture is not currently in an event of default under the mortgage or mezzanine loan.

Based on the above events that could trigger the construction completion guarantee or the condominium purchase guarantee, we have not recognized a liability related to these guarantees. With respect to the completion guarantee, as this guarantee pertains to an investment accounted for under the equity method, the liability recognition provision of ASC 460-10-25 would result in an increase in the carrying amount of the investment rather than a charge to earnings. Management believes that the payment required under this guarantee is not probable and the fair value of the guarantee is immaterial. With respect to the agreement to purchase condominium units, it is not subject to recognition provision under ASC 460-10-25.
The excerpt of the sample disclosure to be included in the “Investments in and Advances to Unconsolidated Joint Ventures — Mondrian South Beach” footnote in future filings, which will be revised to reflect then current circumstances and amounts, will read as follows:
“A standard non-recourse carve-out guaranty by Morgans Group is in place for the Mondrian South Beach loans. In addition, although construction is complete and Mondrian South Beach opened on December 1, 2008, the Company and affiliates of its joint venture partner may have continuing obligations under a construction completion guaranty until all outstanding payables due to construction vendors are paid. As of June 30, 2010, there are remaining payables outstanding to vendors of approximately $4.8 million. Management believes that the payment required under this guarantee is not probable and the fair value of the guarantee is not material.
The Company and affiliates of its joint venture partner also have an agreement to purchase approximately $14 million each of condominium units under certain conditions, including an event of default. In the event of a default under the mortgage or mezzanine loan, the joint venture partners are obligated to purchase selected condominium units, at agreed-upon sales prices, having aggregate sales prices equal to 1/2 of the lesser of $28.0 million, which is the face amount outstanding on the mezzanine loan, or the then outstanding principal balance of the mezzanine loan.  The joint venture is not currently in an event of default under the mortgage or mezzanine loan. The Company has not recognized a liability related to the construction completion or the condominium purchase guarantees.”
Comment #6: Note 7. Long-Term Debt and Capital Lease Obligations, page F-28; (g) Capital Lease Obligations, page F-33
We note that you lease two condominium units at Hudson which are reflected as capital leases with balances of $6.1 million as of December 31, 2009, and for which annual lease payments are $450,000 and $250,000, respectively. Please clarify to whom the rent is paid and how the lease rates were determined.
Response to Comment #6:
Both condominium units at Hudson were leased from unrelated third-parties in 1999. The leases provide for a term of 99 years and the lease rates were negotiated at arms length. The leases are accounted for in accordance with ASC 840.

Comment #7: Note 7. Long-Term Debt and Capital Lease Obligations, page F-28; Principal Maturities, page F-33
Please revise this table in future filings to reflect the contractual maturities for debt and capital lease obligations. For instance, the notes secured by Hudson and Mondrian Los Angeles mature on July 12, 2010 but are not characterized as due in 2010.
Response to Comment #7:
We will revise the Principal Maturities table in future filings to reflect the Company’s contractual maturities for debt and capital lease obligations.
Comment #8: Note 11. Preferred Securities and Warrants, page F-41
Please explain why you have classified the warrants issued to Yucaipa as a liability, with changes in fair value recorded in earnings each period. We note that the warrants must be net-share settled through a cashless exercise. Refer to ASC 718-10-25 and cite any other relevant accounting literature in your response.
Response to Comment #8:
Upon consummation of the transaction on October 15, 2009, the Company granted Yucaipa 12.5 million warrants with a strike price of $6.00 and an expiration date 7.5 years from the date of issuance. For a period of one year from the issuance of these warrants, the warrant exercise price is subject to certain reductions if, at any time on or prior to the first anniversary of the warrant issuance (i.e. October 15, 2010), the Company issues shares of common stock below $6.00 per share. This adjustment is not considered by the accounting standards to be typical “anti-dilution.” As such, ASC 815-40 states that these warrants would not be considered indexed to the Company’s stock and would have to be accounted for under the guidance of ASC 815. Per ASC 815-40-15, as the strike price is adjustable, for a period of one year, the warrants are not considered indexed to the Company’s stock. Therefore, as of December 31, 2009, the Company accounted for the warrants as liabilities at fair value. Effective October 15, 2010, the warrants will meet the scope exception in ASC 815-10-15 and will therefore be accounted for as equity instruments indexed to the Company’s stock, as the strike price of the 12.5 million warrants will then be fixed. At October 15, 2010, the warrants will be reclassified to equity and will no longer be adjusted periodically to fair value.
Comment #9: Exhibit Index, page F-46
Refer to the agreements filed as exhibits 10.5, 10.6, 10.7, 10.9, 10.14, 10.17, 10.18, 10.19, 10.21, 10.23, 10.25, 10.27, 10.28, 10.29, 10.33, 10.36, 10.44, 10.45, 10.46, 10.48, 10.56, 10.58 and 10.59 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with you next quarterly report or tell us why you believe the agreements are no longer material to investors.

Response to Comment #9:
The Company has reviewed all of its “Exhibit 10—Material Agreements” as listed on our 2009 Form 10-K. We have determined that a number of the listed exhibits are no longer material and/or have been superseded by amended and restated agreements that have also been listed as an “Exhibit 10” item. In light of the foregoing, the Company confirms that it will update its material agreements listed on Form 10-K going forward, and will file the complete agreements for exhibits 10.5, 10.6, 10.7, 10.9, 10.56, 10.58 and 10.59 in our next quarterly filing.
Definitive Proxy Statement
Comment #10: Compensation Discussion and Analysis, page 19; Overview, page 19
We note that you have only provided compensation information for your chief executive officer, chief financial officer and president. Please tell us why you have not provided compensation information about two other highly compensated executive officers pursuant to Item 402(a)(3)(iii) of Regulation S-K.
Response to Comment #10:
The Company advises the Staff that, other than the executive officers listed in the tables on page 25 of the Company’s Proxy Statement, the Company did not have any additional executive officers as of December 31, 2009. Accordingly, there are no additional covered persons for which the disclosure under Item 402(a)(3)(iii) is required.
Comment #11: Compensation Discussion and Analysis, page 19; Market Benchmarking, page 20
We note that you target total compensation at the 40th percentile and may deviate from such target based on actual performance. Your disclosure should also discuss where actual payments fell within the targeted parameters. Please tell us if any persons’ total compensation awarded deviated from the 40th percentile and provide an explanation for such deviation. Please confirm that you will include similar disclosure in future filings, as applicable.
Response to Comment #11:
The Company’s general compensation philosophy is to target the 40th percentile of a comparison group of hospitality and entertainment companies, as described in the Company’s Definitive Proxy Statement. However, target compensation for each named executive officer is determined individually based on a number of considerations, including both individual and company specific factors that vary each year. In 2009, the total amount of compensation (i.e. base salary, target cash bonus and target long-term incentive opportunities) that the Compensation Committee in fact targeted for each named executive officer (the “2009 Target Position”) deviated from the 40th percentile based on these individual and company specific considerations. Specifically, the 2009 Target Position for Mr. Kleisner was 35.6% below the 40th percentile, the 2009 Target Position for Mr. Gordon was 9.7% above the 40th percentile and the 2009 Target Position for Mr. Szymanski was 26.3% below the 40th percentile.
The Compensation Committee extended to Messrs. Kleisner and Szymanski pay opportunities that significantly lagged behind the Company’s general target position (i.e. 40th percentile) in light of the difficult economic conditions, the Company’s recent financial and stock performance and the Company’s smaller relative size compared to the peer group. Mr. Gordon’s compensation was targeted above the general target position in recognition of the unique skills he brought to the Company, the extended responsibilities he assumed in his role with the Company and the terms of his employment agreement with the Company.

Once the 2009 Target Positions were established in early 2009, the Compensation Committee did not revisit the benchmarking studies or consider the 2009 Target Positions in determining payouts under the annual cash bonus program and the long-term incentive equity grants. The 2009 annual cash bonus was calculated based on achievement of Company and individual performance objectives set in early 2009, as described in the Definitive Proxy Statement and in our response to Comment #12. The size of long-term incentive equity grants were based on considerations related to performance, employee motivation and retention and employment agreement terms. As a result, the total compensation paid or awarded to each named executive officer in 2009 was lower than the 2009 Target Position for each such officer.
We do not believe that Item 402(b) of Regulation S-K requires, or that it would be useful to provide, a retroactive calculation of a benchmark position for total compensation paid in 2009. We believe that the more useful disclosure is the target position that is established for each named executive officer at the beginning of the year and an explanation of why such target position deviates from the general target position, because these are the only contexts in which and the times at which the Compensation Committee considers benchmarking data. We confirm that we will disclose in future filings, as applicable, not only the general target position, but also the target position established for each named executive officer by the Compensation Committee and an explanation for why the target position deviates from the general target position.
Comment #12: Compensation Discussion and Analysis, page 19; Annual Cash Incentives, page 21
In order to provide context to your disclosure about actual performance, please tell us the levels associated with determining the threshold, target superior and outperformance of each performance objective. Also, please provide us with a description of the specific individual performance goals assigned to each officer and a discussion of how such goals were met or exceeded. Please refer to Instructions 4 and 5 to Item 402(b) of Regulation S-K. Please confirm that you will provide similar disclosure in future filings, as applicable.
Response to Comment #12:
The Compensation Committee established the 2009 performance objectives and incentive payout potential for the named executive officers for purposes of the annual cash incentive plan. The performance objectives for the 2009 annual cash incentive plan were based on (i) corporate Adjusted EBITDA, determined on a pro forma basis, assuming a 20% ownership interest by the Company in the Hard Rock joint venture, and conditioned on the absence of any covenant default on the Company’s corporate-level debt, (ii) weighted revenue per available room (“RevPAR”) performance of the Company’s hotels (other than the Hard Rock and Mondrian South Beach) in 2009 versus equivalent RevPAR performance of their respective competitive sets based on Smith Travel Research reports, (iii) liquidity and debt restructuring progress, including Board-approved loan extensions, new financings, sales or transfers of assets or interests in assets, and debt restructurings, amendments, and waivers at the consolidated and joint venture levels, and (iv) individual performance, based on pre-established goals.

Adjusted EBITDA was identified as a rewardable performance measure because it was deemed by the Compensation Committee to directly affect shareholder value. RevPAR was selected because of its indication of the Company’s operational performance, and liquidity and debt restructuring were used because they were viewed as being essential to the ongoing financial health of the enterprise.
The following table sets forth the weight assigned to each performance goal and the amounts needed to achieve each performance level (i.e. threshold, target, superior and out performance):

					Out
Metric	Weight	Threshold	Target	Superior	Performance

Adjusted EBITDA	40%	$50 million	$58 million	$75 million	$93 million

Competitive Set RevPAR	20%	104	106	108	110

Liquidity & Restructuring	30%	$50 million	$100 million	$150 million	$200 million

Individual Goals	10%	See below	See below	See below	See below
Individual goals were established by the Chief Executive Officer and, in the case of the Chief Executive Officer, by the Compensation Committee. The individual goals for each of the named executive officers, as well as the goals achieved, were as follows:

Named Executive Officer	Goals	Achievements

Mr. Kleisner
•   Development and implementation of a five-year strategic plan for the Company

•   Development and implementation of a management succession plan, including named executive officer positions and executive positions

•   Continuation of phase 1 (budget contingencies for 2008), phase 2 (October 2008 SG&A reductions) and phase 3 (January 2009 final reductions in SG&A expenses)

•   Achieved without the assistance of outside consultants

•   Plan was developed with the assistance of outside consultant at minimal cost; implementation is on-going

•   Phase 3 successfully implemented and previous cost reductions carefully monitored and maintained, resulting in significant savings

Named Executive Officer	Goals	Achievements

Mr. Gordon	• Provide leadership in restructuring of the Company’s capital structure and financing goals • Provide leadership in business development • Provide leadership in property development
•   Completion of Yucaipa transaction; amendment of revolving line of credit; amendment of trust preferred securities covenant; Hudson mezzanine loan amendment and extension; Hard Rock loan amendments and extensions and Hard Rock equity investments; sale of Ames Boston tax credit and amendment of Ames Boston joint venture; and resolution of the Echelon joint venture

•   Addition of Hotel Las Palapas in Mexico and Water Club in Puerto Rico; potential transactions with two other properties

•   Opening of Ames Hotel, renovation and expansion of Hard Rock

Mr. Szymanski
•   Amend revolver to provide at least $100mm of liquidity; provide leadership/support for other liquidity and restructuring initiatives

•   Increase IR presence

•   Improve forecasting

•   Increase EBITDA

•   Provide leadership for public company compliance

•   Provide leadership and professionalism

•   Develop talent
• Each goal achieved, other than increased EBITDA

The Company discloses on page 22 of the Proxy Statement that corporate Adjusted EBITDA achievement was below the threshold level, RevPar achievement was at the threshold level, liquidity and debt restructuring was at the outperformance level and individual goal components were at the outperformance level for Messrs. Gordon and Szymanski. Mr. Kleisner’s performance with regard to his individual goal component was determined pursuant to special arrangements in connection with Mr. Kleisner entering into an amendment to his employment agreement.
We confirm that we will disclose in future filings, as applicable, the amount needed to achieve each performance level and the specific individual performance goals assigned to each named executive officer and a discussion of how such goals were met, or exceeded, as applicable.
Comment #13: Compensation Discussion and Analysis, page 19; Long-Term equity Compensation, page 23
It does not appear that you have fully explained why each named executive officer received the specific amount of long-term equity compensation awarded. Please provide us with a detailed discussion of the objective and subjective performance goals and their differing levels, if any, associated with your determination to award long-term incentive compensation. Please confirm that you will provide similar disclosure in future filings, as applicable.
Response to Comment #13:
The Compensation Committee considered several factors when determining long-term incentive awards for the named executive officers, including:
•	Company’s financial and stock performance;

•	Current economic climate;

•	Share reserve;

•	Peer group practices; and

•	Employment agreement terms.
Mr. Kleisner’s LTIP award, which had a fair market value of $906,700, was significantly less than in previous years due to the significant deterioration in the Company’s financial and stock market performance as a result of the global economic crisis. The award reflected past performance, but was also intended to motivate future performance, while ensuring that Mr. Kleisner entered into an amended employment agreement by April 23, 2010 regarding his 2010 compensation and employment terms.

Under Mr. Gordon’s employment agreement, if the Company fails to grant annual equity awards at target levels for 2008, 2009 and 2010 ($1,900,000 for 2009), such failure could be deemed to be a constructive termination of Mr. Gordon’s employment, entitling Mr. Gordon to certain additional benefits. Mr. Gordon was awarded 200,000 LTIP units, with a fair market value of $762,000, which Mr. Gordon agreed shall be deemed to comply with the requirement under his employment agreement. The awards value was significantly less than that called for in his employment agreement and also significantly less than in previous years reflecting the Company’s depressed performance and the limited number of shares available for issuance.
Mr. Szymanski was awarded 75,000 restricted stock units, with a grant date fair value of $372,000. This award was also significantly less than in previous years, reflecting the Company’s performance, economic climate, and limited share reserve, but also intended to continue to motivate Mr. Szymanski for future performance.
We confirm that we will disclose, as applicable, a detailed discussion of the objective and subjective performance goals and their differing levels, if any, associated with our determination to award long-term incentive compensation in future filings.
Comment #14: Compensation of Directors and Executive Officers, page 25; Summary Compensation Table, page 25
We note the amounts in the “All Other Compensation” column. Each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an officer must be quantified and disclosed in a footnoted. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K. As applicable, provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.
Response to Comment #14:
The entire $47,668 included in the 2009 “All Other Compensation” column for Mr. Kleisner relates to costs incurred by the Company for the company-leased automobile provided to Mr. Kleisner. We consider all expenses related to the leased automobile to be a single perquisite and submit that Instruction 4 to Item 402(c)(2)(ix) does not require the break-down of these expenses into its further components (i.e. $36,193 for car lease payments, $5,682 for parking of the leased car, and the remaining $5,793 for car insurance and maintenance).
Amounts in 2008 represent the cost incurred by the Company for a company-leased automobile for Mr. Kleisner. Amounts in 2007 represent the cost incurred by the Company for housing expenses, relocation expenses and a company-leased automobile for Mr. Kleisner. In accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K, we only identify and quantify individual perquisites for the most recent covered fiscal year.
We confirm that we will disclose in future filings, and quantify in a footnote, each perquisite or personal benefit with respect to the most recent covered fiscal year that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer. The sample disclosure to be included in future filings, which will be revised to reflect then current circumstances and amounts, will read as follows:

“In 2009, the Company incurred $47,688 for a company-leased automobile provided to Mr. Kleisner, which included lease payments, parking, car insurance, a car phone and maintenance. In 2008, the Company incurred $52,989 for a company-leased automobile provided to Mr. Kleisner, which included lease payments, insurance, parking and maintenance. The amount for 2007 represents amounts incurred by the Company for housing expenses, relocation expenses and a company-leased automobile for Mr. Kleisner, which included lease payments, insurance, parking and maintenance.
*     *     *
In connection with the Staff’s comment letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any further questions, please contact me at (212) 277-4188. Thank you for your time and attention to this matter.

Very truly yours,
/s/ RICHARD SZYMANSKI
Richard Szymanski
Chief Financial Officer